                 WILLOWBRIDGE STRATEGIC TRUST
                 MONTHLY REPORT/
                 JULY 31, 1997

         WILLOWBRIDGE STRATEGIC TRUST
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Dear Interest Holder:

Enclosed is the report for the month of July 1997 for Willowbridge Strategic Trust (the 'Trust'). The net asset value of an interest as of July 31, 1997 was $121.35, an increase of 14.29% from the June 30, 1997 $106.18 value. The 1997 year-to-date return for the Trust was an increase of 17.28% as of July 31, 1997.

The Trust's gain in net asset value resulted from profits recognized in the currency, financial, index, energy, meat and metal sectors. Losses were incurred in the soft sector.

In the currency sector, the U.S. dollar rose against the German mark partly on concerns that the planned European Monetary Union would offer a weaker currency with the dollar seen as a safe haven against the EMU. The mark was also affected by sluggish economic news in Germany which contributed to the mark's fall in value to a six-year low against the dollar. Profits were achieved in the Australian dollar, German mark and the Swiss franc.

In the financial sector, profits were realized in the U.S. bond market and the Standard & Poor1s 500 stock index. At the beginning of the month, a slight rise in the U.S. Labor Department's June unemployment report eased concerns about wage pressures. The report, combined with the Federal Reserve's decision not to raise short-term interest rates, renewed market optimism for a scenario of a U.S. economy with low inflation and continued growth. In the foreign financial markets, German and Italian bond prices rose on the slow economic news.

In the metal sector, gold provided significant profits as it reached its lowest level in 11 years. One major contributor to this price drop were gold sales by the Australian central bank.

Losses were experienced in the soft sector as shifting inventory expectations and fickle weather patterns altered investor sentiment, specifically in cotton and cocoa.

The estimated net asset value per interest as of August 22, 1997 was $109.37. Past performance is not necessarily indicative of future results.

Should you have any questions, please contact your Prudential Securities Financial Advisor. For questions concerning your account status, contact Prudential Securities Client Services at 1-800-535-2077.

          Sincerely yours,

          James M. Kelso
          President & Director
          PRUDENTIAL SECURITIES FUTURES
          MANAGEMENT INC.

Please note that the value which appears on your Prudential Securities statement is an estimated value at month-end. The correct value is contained in this report.

STATEMENT OF OPERATIONS
-------------------------------------------------------
For the month of July 1997
Revenues:
Realized gain on commodity
  transactions...........................   $ 1,225,232
Change in unrealized commodity
  positions..............................     6,231,295
Interest income..........................       195,932
                                            -----------
                                              7,652,459
                                            -----------
Expenses:
Commissions..............................       314,447
Management fee...........................       140,067
Incentive fee............................       240,086
                                            -----------
                                                694,600
                                            -----------
Net gain.................................   $ 6,957,859
                                            -----------
                                            -----------

        STATEMENT OF CHANGES IN NET ASSET VALUE
--------------------------------------------------------
For the month of July 1997

                                     Total      Per Unit
                                  -----------   --------
Net asset value at beginning of
  month
  (439,362.960 interests).......  $46,650,460   $ 106.18
Contributions...................    2,038,200
Net gain........................    6,957,859
Redemptions.....................   (1,501,897)
                                  -----------
Net asset value at end of month
  (446,182.096 interests).......  $54,144,622     121.35
                                  -----------   --------
                                  -----------

Change in net asset
  value per interest.........................   $  15.17
                                                --------
                                                --------
Percentage change............................      14.29%
                                                --------
                                                --------

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I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to Willowbridge Strategic Trust is accurate and complete.

                         PRUDENTIAL SECURITIES FUTURES
                                MANAGEMENT INC.
                             by: Barbara J. Brooks
                                   Treasurer